

Mail Stop 4561

September 29, 2015

Ronald L. Barden
Chief Financial Officer
Intersections Inc.
3901 Stonecroft Boulevard
Chantilly, Virginia 20151

    Re: **Intersections Inc.**
           Form 10-K for the fiscal year ended December 31, 2013
           Form 10-K for the fiscal year ended December 31, 2014
           File No. 000-50580

Dear Mr. Barden:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services